Exhibit 99.1

NewsRelease

TC Energy announces definitive agreement

to acquire all outstanding common units of TC PipeLines, LP

0.70 Share-for-Unit Exchange Ratio

CALGARY, Alberta – December 15, 2020 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy) today announced it has entered into a definitive agreement and plan of merger to acquire all the outstanding common units of TC PipeLines, LP (NYSE: TCP) (TCP or the Partnership) not beneficially owned by TC Energy or its affiliates in exchange for TC Energy common shares. Pursuant to the agreement, TCP common unitholders would receive 0.70 common shares of TC Energy for each issued and outstanding publicly-held TCP common unit. This represents a 19.5 per cent premium to the TCP closing price before the original offer as of October 2, 2020.

The conflicts committee, composed of independent directors of the Partnership’s general partner, after consultation with its independent legal and financial advisors, unanimously approved the merger agreement and determined it to be in the best interests of the Partnership and its unaffiliated unitholders. Subsequently, the board of directors of the Partnership's general partner approved the merger agreement and determined it to be fair and reasonable and in the best interests of the Partnership.

The transaction is expected to close late in the first quarter or early in the second quarter of 2021 subject to the approval by the holders of a majority of outstanding common units of TCP and customary regulatory approvals. Upon closing, TCP will be wholly-owned by TC Energy and will cease to be a publicly-held master limited partnership.

"The acquisition of TC PipeLines, LP provides us with the opportunity to consolidate our ownership interest in eight FERC regulated natural gas pipelines that are an integral part of our overall North American network," said Russ Girling, TC Energy President and Chief Executive Officer. "In addition, completion of the transaction will serve to further simplify our corporate structure.”

The exchange ratio reflects a value for all the publicly-held common units of TCP of approximately US$1.68 billion, or 38 million TC Energy common shares based on the closing price of TC Energy’s common shares on the New York Stock Exchange on December 14, 2020.

J.P. Morgan Securities LLC is acting as exclusive financial advisor and Vinson & Elkins LLP is acting as legal advisor to TC Energy.

About TC Energy

We are a vital part of everyday life - delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens — we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, TC Energy expects to file a registration statement on Form F-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of TC Energy that also constitutes a preliminary proxy statement of TCP. After the registration statement is declared effective, TCP will mail a definitive proxy statement/prospectus to unitholders of TCP. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that TC Energy or TCP may file with the SEC and send to TCP’s unitholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TC ENERGY AND TCP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by TC Energy or TCP through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by TC Energy will be available free of charge on TC Energy’s website at https://www.tcenergy.com/investors/reports-and-filings/ and copies of the documents filed with the SEC by TCP will be available free of charge on TCP’s website at https://www.tcpipelineslp.com/investors/reports-and-filings/.

TC Energy and TCP and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of TC Energy is set forth in its Management Information Circular, dated February 27, 2020, which was filed as Exhibit 99.1 to TC Energy’s Current Report on Form 6-K, filed with the SEC on March 16, 2020. Information about the directors and executive officers of TCP is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 20, 2020, and its Current Report on Form 8-K, filed with the SEC on September 17, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements and Cautionary Statements

This communication contains forward-looking statements. These forward-looking statements generally include statements regarding the potential transaction between TC Energy and TCP, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction, projected financial information, future opportunities, and any other statements regarding TC Energy’s and TCP’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of TC Energy’s and TCP’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Partnership unitholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to TC Energy’s or TCP’s respective businesses; the effect of this communication on the price of TC Energy’s common shares or TCP’s common units; the effects of industry, market, economic, political or regulatory conditions outside of TC Energy’s or TCP’s control; transaction costs; TC Energy’s ability to achieve the benefits from the proposed transaction; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: the impact of downward changes in oil and natural gas prices, including any effects on the creditworthiness of shippers or the availability of natural gas in a low oil price environment; the impact of litigation and other opposition proceedings on the ability to begin work on projects and the potential impact of an ultimate court or administrative ruling to a project schedule or viability; uncertainty surrounding the impact of global health crises that reduce commercial and economic activity, including the recent outbreak of the COVID-19 virus, and the potential impact on the respective businesses of TC Energy and TCP; the potential disruption or interruption of operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond the parties’ control; and the potential liability resulting from pending or future litigation. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. TCE and TCP assume no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Additional factors that could cause results to differ materially from those described above can be found in TCP’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on TCP’s website at https://www.tcpipelineslp.com/investors/reports-and-filings/ and on the SEC’s website at http://www.sec.gov, and in TC Energy’s most recent Annual Report on Form 40-F, as it may be updated from time to time by current reports on Form 6-K all of which are available on TC Energy’s website at https://www.tcenergy.com/investors/reports-and-filings/ and on the SEC’s website at http://www.sec.gov.

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